UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number: 001-39436

KE Holdings Inc.
(Registrant’s Name)

Oriental Electronic Technology Building,
No. 2 Chuangye Road, Haidian District,
Beijing 100086
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBIT INDEX
Exhibit No.	Description
99.1	KE Holdings Inc. Supplemental and Updated Disclosures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KE Holdings Inc.
By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Director and Chief Financial Officer
Date: May 5, 2022